UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Voice Diary Inc.
(Exact name of registrant as specified in its corporate charter)

000-50029
(Commission File No.)

Delaware	73-1629948
(State of Incorporation)	(IRS Employer Identification No.)

343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P.R.China
(Address of principal executive offices)

(954) 975-9601
(Registrant's telephone number)

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

VOICE DIARY INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about August 22, 2006 to the holders of record as of August 15, 2006, of common stock, par value $0.01 per share ("Common Stock"), of Voice Diary Inc., a corporation organized under the laws of Delaware ("Company"). You are receiving this Information Statement in connection with the Company's election of 5 designees ("Designees") of the shareholders of Sui Ning Shi Yin Fa Bai Zhi Chan Ye You Xian Gong Si, a corporation organized under the laws of the Peoples’ Republic of China (“Yin Fa”), to the Board of Directors of the Company.

Pursuant to and at the closing of a plan of exchange dated June 12, 2006 ("Agreement"), among the Company, Yin Fa, the shareholders of Yin Fa ("Yin Fa Shareholders") and the majority shareholder of the Company (“Majority Shareholder”), the Majority Shareholder of the Company delivered 7,977,023 (pre-split) new shares of Class A Common Stock, 2,000 new shares of Class B Common Stock and 1,305,000 (pre-split) shares of Class A Common Stock to the Yin Fa Shareholders in exchange for total payments of $400,000 in cash. The Company also issued to the Yin Fa Shareholders an amount equal to 30,000,000 (post-split) investment shares of Class A Common Stock of the Company pursuant to Regulation S under the Securities Act of 1933, as amended, in exchange for all of the shares of registered capital of Yin Fa, which will then become a wholly-owned subsidiary of the Company. The Majority Shareholder also agreed to retire to the treasury 744 shares of Class B Common Stock at Closing in exchange for payment of $74,000 and settlement of all unpaid salaries and severance pay to Mr. Hinkis in the amount of $100,000. Both amounts will be taken from the payment made to the Company for the issued shares. In connection with the Agreement, Yin Fa and/or the Yin Fa Shareholders have agreed, pursuant to a trust arrangement established under Chinese law, to transfer all of the 30,836,218 (post-split) shares of Class A Common Stock and 2,000 shares of Class B Common Stock to be issued as a result of the closing, on a pro rata basis and in a Regulation S offering, to approximately 100% shareholders of Si Chuan Yin Fa Zi Yuan Kai Fa Gu Fen You Xian Gong Si ("Yin Fa Gu Fen"). Yin Fa Gu Fen is the Chinese company that owns the leasehold interest and certain improvements of Yin Fa. Yin Fa's principal business is the production and further application for Dahurian Angelica Root (DAR), a popular herb and important ingredient in Chinese Traditional Medicines. Yin Fa's principal address is 188 Xi Shan Road, Sui Ning, Si Chuan, Peoples’ Republic of China. According to Chinese counsel, this transaction structure is legally permissible under Chinese law for consummation of this transaction with Yin Fa Gu Fen.

As a result of the above-mentioned transactions at the closing shares representing approximately 97% of the Company’s post-issuance outstanding shares of common stock will be issued to the Yin Fa Gu Fen shareholders, and all of the registered capital of Yin Fa will be acquired by the Company. Upon completion of the physical exchange of the share certificates, Yin Fa will become a wholly-owned subsidiary of the Company. The “Closing Date” as referred to herein is August 22, 2006. An executed copy of the Agreement is attached hereto as Exhibit 10.

As of the Closing Date, Arie Hinkis was President, Chief Financial Officer and Director and Nathan Tarter was a Director of the Company. On August 22, 2006, the Board of Directors appointed Mr. Wang, Ji Guang as President of the Company, Mr. Hinkis resigned as President, Chief Financial Officer, and Mr. Tarter resigned as Director of the Company. On September 1, 2006 Mr. Wang, Ji Guang was also appointed as Director of the Company and in addition the Board of Directors appointed Mr. Chen, Jiang as Chief Executive Officer and Director of the Company. The Board of Directors appointed Ms. Zhong, Ying as Chief Financial Officer and Director of the Company. Mr. Wang, Ge Wei and Mr. Wang, Bing were also appointed as Independent Directors of the Company by the Board of Directors. Pursuant to the Agreement Mr. Hinkis will resign as Director of the company on September 1, 2006. As a result, there will be a change in the majority of the Board of Directors of the Company, which requires the filing of this Schedule 14F-1 Information Statement.

Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholder was the holder of a controlling position in the then issued and outstanding voting stock of Company, beneficially owning 744 shares of Class B Common Stock, which are equal to 1,176,986 shares of Class A Common Stock after the allowable stock conversion. As part of the transactions contemplated herein, the Majority Shareholder transferred to Yin Fa and/or the Yin Fa Shareholders, in exchange for total payments of $400,000 by Yin Fa and/or the Yin Fa Shareholders, 7,977,023 (pre-split) new shares of Class A Common Stock, 2,000 new shares of Class B Common Stock and 1,305,000 (pre-split) shares of Class A Common Stock of the Company. The Majority Shareholder also retired to the treasury the 744 shares of Class B Common Stock at Closing against payment of $74,000 and settlement of all unpaid salaries and severance pay to Mr. Hinkis in the amount of $100,000, both amounts taken from the payment made to VDYI for the issued shares. The Majority Shareholder prior to closing date retained beneficial ownership of 1.17% shares of common stock.

THE TRANSFER OF THE 7,977,023 (PRE-SPLIT) NEW SHARES OF CLASS A COMMON STOCK, 2,000 NEW SHARES OF CLASS B COMMON STOCK AND 1,305,000 (PRE-SPLIT) SHARES OF CLASS A COMMON STOCK OF COMPANY AND THE ISSUANCE OF 30,000,000 (POST-SPLIT) INVESTMENT SHARES OF CLASS A COMMON STOCK OF COMPANY TO YIN FA AND/OR THE YIN FA SHAREHOLDERS PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF THE VOTING SECURITIES OF COMPANY. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, YIN FA AND/OR THE YIN FA SHAREHOLDERS WILL CONTROL THE BOARD OF DIRECTORS OF COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On August 15, 2006, there were 20,000,000 issued and outstanding shares of par value $.01 Class A Common Stock and 2,744 issued and outstanding shares of par value $.01 Class B Common Stock which are equal to 7,221,052 shares of Class A Common Stock after the allowable stock conversion. Each share of Class A Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Each share of Class B Common Stock entitles the holder thereof to convert into said stock into Class A Common Stock based on the conversion ratio described in the By-laws of the Company, and each share votes together with the common stock on all matters presented for a vote on an as converted basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The outstanding shares of Class A Common Stock and Class B Common Stock are the only classes of equity securities of the Company currently issued and outstanding.

The following table sets forth, as of August 15, 2006, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF AUGUST 15, 2006

Title of Class	Name & Address of Beneficial Owner(1)	Amount & Nature of Beneficial Owner	% of Class(2)

Class B Common Stock	Arie Hinkis 200 Robbins Lane Jericho, New York 11753	744	27.11%
Class B Common Stock	Deng, Shu Lan 188 Xi Shan Road, Sui Ning, Si Chuan, Peoples’ Republic of China	2,000	72.89%
Class B Common Stock	All directors and executive officers as a group (two persons)	744	27.11%

Class A Common Stock	Arie Hinkis 200 Robbins Lane Jericho, New York 11753	1,957,895(3)	7.19%(5)
Class A Common Stock	Nathan Tarter c/o Nir-Or Israel Ltd 11 Haamal St., Rosh Haayein 48092 Israel	673,203	2.47%(5)
Class A Common Stock	Ofer Yonach c/o Nir-Or Israel Ltd 11 Haamal St., Rosh Haayein 48092 Israel	1,943,889	7.14%(5)
Class A Common Stock	GFC Venture Partners LP c/o Andrew Thorburn 4 Mountain Laurel Dove Canyon, CA 92679	1,572,000	5.77%(5)
Class A Common Stock	Andrew Thorburn(4) 4 Mountain Laurel Dove Canyon, CA 92679	1,237,000	4.54%(5)
Class A Common Stock	Deng, Shu Lan 188 Xi Shan Road, Sui Ning, Si Chuan, Peoples’ Republic of China	13,240,181 (3)	48.64%(5)

Class A Common Stock	All directors and executive officers as a group (two persons)	2,631,089	9.67%(5)

(1) Unless stated otherwise, the business address for each person named is c/o Voice Diary Inc.

(2) Calculated pursuant to Rule 13d-3(d) (1) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by a person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. We believe that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them (subject to community property laws where applicable) and except where otherwise noted.

(3) After conversion of B shares.

(4) Mr. Thorburn is president of GFC, Inc., the general partner of GFC Venture Partners LP.

(5) The total shares of Class A Common Stock should be approximately 27,221,053 after conversion of B shares.

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

The following sets forth information concerning the current Directors, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director, nominee or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees or committees performing similar functions for the Board of Directors. During the fiscal year ended December 31, 2005, the Board of Directors held no formal meetings while Mr. Hinkis and Mr. Tarter were the directors.

Mr. Wang, Jiguang is appointed as President of the Company. He has also been nominated as a Director of the Board. Mr. Wang is 33 years old. In 2001, Mr. Wang received a Bachelor of Arts in architecture from Chong Qing Logistics Engineering University. Mr. Wang has extensive investment experience in real estate, commercial operations and merchandise trading. In 1998, Mr. Wang incorporated a real estate company and also a property management company in Sui Ning City, Si Chuan Province, P. R. China. In the past five years, Mr. Wang has been the president and general manager of these two companies and has made rapid progress developing new markets and new business projects. As a result of Mr. Wang's strong management skills both companies are currently reporting record profits.

Mr. Chen, Jiang is appointed as Chief Executive Officer of the Company. He has also been nominated as a Director of the Board. Mr. Chen is 33 years old and in 1995 he earned his Bachelor of Arts in Commercial Economics from Si Chuan University. In 2003, Mr. Chen received a Master of Business Administrative from Si Chuan University. Mr. Chen has extensive business management and Chinese regulatory experience focusing on business strategies, corporate development and corporate growth strategies. In the last five years, Mr. Chen has been the Chief Executive Officer of Cheng Du Leader Investment Company Limited, a company located in the P. R. China. Cheng Du Leader Investment Company Limited's principal business involves investment in media, real estate and movie production in mainland China. Mr. Chen also served as the senior manager in several other companies involved in investment management, media, real estate and merchandise trading.

Ms. Zhong, Ying is appointed as Chief Financial Officer of the Company. She has also been nominated as a Director of the Board. Ms. Zhong is 34 years old. She earned her Bachelor of Arts in Accounting from Si Chuan University in 1994 and Masters Degree in Economics at Si Chuan University in 1999. Ms. Zhong has over 10 years working experience in auditing, transaction consulting, and commerce. From 1999 to 2002, Ms. Zhong served as an internal auditor and secretary of Si Chuan Mei Feng Share Company Ltd., a public company listed on the Chinese stock market.

Mr. Wang, Gewei has been nominated as an Independent Director of the Company. Mr. Wang is 38 years old. In 1991 he earned a Bachelor of Arts in Chinese literature from Renmin University of China. Mr. Wang has extensive experience as an investment banker. He is currently the Chief Executive Officer of Si Chuan Tian Yi Investment Consulting Management Company Ltd.

Mr. Wang, Bing, has been nominated as an Independent Director of the Company. Mr. Wang is 32 years old and has extensive experience in business and investment management. Mr. Wang has a strong professional relationship with the Si Chuan provincial government and the Sui Ning municipal government. Currently, he is a member of the supervision committee for Sui Ning Yin Fa Bai Zhi Chan Ye You Xian Gong Si.

EXECUTIVE COMPENSATION:

Mr. Wang has not received any cash compensation from the Company in the last three years.

Mr. Chen has not received any cash compensation from the Company in the last three years.

Ms. Zhong has not received any cash compensation from the Company in the last three years.

No Directors of the Company have received compensation for their services as Directors nor have they been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, however no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended June 30, 2006 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed its Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors Voice Diary Inc.

Dated: August 22	By:	/s/ Arie Hinkis
Arie Hinkis President, Chief Financial Officer & Director